Exhibit 99.1

China Yuchai International Ltd. Files Amendment No. 1 to 2009 Form 20-F

Singapore, Singapore – June 11, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that it has filed an amendment to its 2009 Annual Report on Form 20-F which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2010 (“2009 Form 20-F”).

The amendment reflects only changes to the Reports of Independent Registered Public Accounting Firm by the Company’s independent registered public accounting firm to clarify that China Yuchai’s consolidated financial statements as of and for the years ended December 31, 2008 and 2009 included in the 2009 Form 20-F have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. There is no change to the consolidated financial statements included in the 2009 Form 20-F. Exact details of the amendment can be found on the SEC’s website at www.sec.gov.

The amended Reports of Independent Registered Public Accounting Firm will replace pages 18 and 19 of the Company’s 2009 Annual Report which was dispatched together with its Notice of Annual General Meeting on June 1, 2010 to shareholders as of the record date of May 14, 2010 (“Record Date”). The amended Reports of Independent Registered Public Accounting Firm will be dispatched shortly to all shareholders as of the Record Date for the purposes of China Yuchai’s Annual General Meeting scheduled for July 2, 2010.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling USA

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com